SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ X ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For the Period ended March 31, 2013

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.

Part I -- Registrant Information

Full Name of Registrant	Biofuels Power Corp.

Former Name if Applicable
Address of Principal Executive Office (Street and Number)	20202 Highway 59 North, Suite 210
City, State, Zip Code	Humble, Texas 77338

Part II -- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following information should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant’s financial statements for the quarter ended March 31, 2013, are not yet ready for distribution as a result of recent measures the registrant has taken with regard to efforts to sign operating agreements which will effect subsequent events at the balance sheet date.

Part IV -- Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Sam H. Lindsey, Jr	(281) 364-7590
(Name)	(Telephone)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify the report(s).

[X] Yes    [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes    [X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Biofuels Power Corp has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized

Dated: May 14, 2013	By: /s/ Sam H. Lindsey, Jr.
Chief Financial Officer